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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 3)

                              GARTNER GROUP, INC.
                                (NAME OF ISSUER)

                              GARTNER GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               COMMON STOCK, CLASS A, PAR VALUE $0.0005 PER SHARE
               COMMON STOCK, CLASS B, PAR VALUE $0.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                       366651 10 7 (CLASS A COMMON STOCK)
                       366651 20 6 (CLASS B COMMON STOCK)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              MICHAEL D. FLEISHER
                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904
                                 (203) 964-0096
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                             HOWARD S. ZEPRUN, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

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                                 JULY 27, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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     This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule 13E-4
originally filed with the Securities and Exchange Commission on July 27, 1999 (the "Schedule 13E-4") relates to the offer by Gartner Group, Inc., a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 15,700,000 shares of its Common Stock, par value $0.0005 per share, consisting of 9,600,000 shares of Common Stock, Class A ("Class A Common Stock") and 6,100,000 shares of Common Stock, Class B ("Class B Common Stock"; together with the Class A Common Stock, the "Common Stock" or the "Shares"). Such shares shall be repurchased at prices not less than $21 nor more than $24 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) is hereby amended and supplemented to add the following information:

     The Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 31, 1999. On Wednesday, September 1, 1999, the Company announced the preliminary results of the Offer. On a preliminary basis, the Company will repurchase a total of 9,600,000 shares of Class A Common Stock and 6,100,000 shares of Class B Common Stock. The purchase price for the Class A Common Stock is preliminarily estimated at $21.75 per share. The purchase price for the Class B Common Stock is preliminarily estimated at $21.50 per share. The proration factor for the Class A Common Stock is preliminarily estimated at 83.06. The proration factor for the Class B Common Stock is preliminarily estimated at 99.81.

     The determination of the specific shares to be purchased and the Purchase Prices and proration factors are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure, as well as the impact of odd-lot tenders.

     The information set forth in the press release dated September 1, 1999 included herewith as Exhibit (a)(15) is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of Schedule 13E-4 is hereby amended and supplemented to add the following exhibit:

(a)(15)      Press Release dated September 1, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1999                  GARTNER GROUP, INC.

                                          By:    /s/ MICHAEL D. FLEISHER

                                            ------------------------------------
                                            Name:  Michael D. Fleisher
                                            Title:   Executive Vice President
                                                     and
                                                 Chief Financial Officer

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                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                             DESCRIPTION
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
(a)(15)      Press Release dated September 1, 1999.

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